Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                February 15, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                  Re: Guggenheim Defined Portfolios, Series 863
              Zacks Income Advantage Strategy Portfolio, Series 16
                               File No. 333-178550
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Dear Mr. Bartz:

     This letter is in response to the question that you raised during our telephone conversation today regarding the amended registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 863, filed today with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks Income Advantage Strategy Portfolio, Series 16 (the "Trust"). This letter serves to respond to your question concerning the Hypothetical Performance Information section of the registration statement.

     1. The fifth bullet point after the first paragraph under "Hypothetical Performance Information" in the Prospectus states that hypothetical strategy returns may differ from actual returns of the trust because the trust may not be fully invested at all times or weighted in all securities according to the strategy at all times. The disclosure states that this may happen if the Trust sells securities to pay expenses, to meet redemptions or "to protect the trust." Please explain the reference to a sale of securities to "protect the trust."

     Response: The reference is meant to refer to the circumstances listed in the Trust's Trust Agreement and in the Prospectus under the heading "How the Trust Works -- Changing Your Portfolio" wherein the Trust is required to buy or sell securities despite its lack of management. These circumstances include selling securities in order to maintain the qualification of the trust as a regulated investment company and to avoid direct or indirect ownership of a passive foreign investment company, among others. In each circumstance, such sale of a Trust security may cause the Trust to not be fully invested at all times or weighted in all securities according to the Trust's selection strategy.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren